Exhibit 16.1

January 21, 2016

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Emmaus Life Sciences, Inc and, under the date of March 31, 2015, we reported on the consolidated financial statements of Emmaus Life Sciences, Inc as of and for the years ended December 31, 2014 and 2013.  On January 14, 2016, we were dismissed. We have read Emmaus Life Sciences’ statements included under Item 4.01(a) of its Form 8-K dated January 21, 2016, and we agree with such Statements, except that we are not in a position to agree or disagree with the reasons stated as to why the Company’s Audit Committee has been unable to review and investigate the reasons the former Audit Committee and Board member would not approve the filing of the June 30, 2015 Form 10-Q.

Very truly yours,

/s/  KPMG LLP